EXHIBIT 12.1
GENOMIC HEALTH, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

		For the year ended December 31,
	2007	2006	2005	2004	2003
Earnings (deficiency)
Net loss	$(27,292)	$(28,920)	$(31,361)	$(24,995)	$(15,250)
Add:
Fixed charges	$806	$535	$350	$104	$152

Earnings (deficiency)	$(26,486)	$(28,385)	$(31,011)	$(24,891)	$(15,098)

Fixed Charges:
Interest expense	$678	$446	$258	$4	$14
Estimated interest portion of rental expense	$128	$89	$92	$100	$138

Total fixed charges	$806	$535	$350	$104	$152

Deficiency in the coverage of fixed charges	$(27,292)	$(28,920)	$(31,361)	$(24,995)	$(15,250)

Ratio of earnings to fixed charges (1) (2)	NM	NM	NM	NM	NM

(1)	The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. Earnings were insufficient to cover fixed charges by the amounts sent forth in the table above under the heading “Deficiency in the coverage of fixed charges.”

(2)	Not meaningful.